File No. 812-[  ]

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

In the Matter of the Application of: Eagle Capital Appreciation Fund Eagle Growth & Income Fund Eagle Series Trust and Eagle Asset Management, Inc.

August 5, 2013

Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) from:

(1) Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder, and
(2) Certain Disclosure Requirements Under Various Rules and Forms.

Please direct all communications concerning this Application and orders to:
Susan L. Walzer Eagle Asset Management, Inc. 880 Carillon Parkway St. Petersburg, FL 33716 (800) 421-4184 (phone) (727) 567-8328 (fax)	Kathy Kresch Ingber K&L Gates LLP 1601 K Street, NW Washington, D.C. 20006-1600 (202) 778-9015 (phone) (202) 778-9100 (fax)

Sequentially Numbered Pages

I.	THE PROPOSAL
Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust (each, a “Trust” and collectively, the “Trusts”), each of which is registered as an open-end management investment company that offers one or more series of shares (each a “Fund”), on their own behalf and on behalf of each Fund of the Trusts, and Eagle Asset Management, Inc., the investment adviser to the Funds (the “Adviser” and together with the Trusts, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
Applicants request an order exempting them from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trusts (the “Board”),1 including a majority of those who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trusts or of the Adviser (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain affiliated and non-affiliated investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”) to manage all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers.  As used herein, a “Subadviser” for a Fund is a Subadviser that is (1) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Adviser (each an “Affiliated Subadviser” and collectively, the “Affiliated Subadvisers”) or

1 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trusts.

Sequentially Numbered Pages

(2) not an “affiliated person” of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds (each a “Non-Affiliated Subadviser” and collectively, the “Non-Affiliated Subadvisers”).2  Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act.  Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”).
Applicants request that the relief sought herein apply to the Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or its successors;3 (ii) uses the management structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with

2           Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

3 For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Sequentially Numbered Pages

any Fund that currently uses the management structure described in this Application, a “Subadvised Fund” and collectively, the “Subadvised Funds”).  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that currently are, or that currently intend to be, Subadvised Funds are identified in this Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.
Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Subadvisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.
If the relief is granted, the Adviser, with the approval of the Board, including a majority of the Independent Trustees, would on behalf of each Subadvised Fund, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Subadviser or an Affiliated Subadviser, including terminating an existing subadviser and replacing it with one or more Non-Affiliated Subadvisers or Affiliated Subadvisers, and (ii) materially amend Subadvisory Agreements with Non-Affiliated Subadvisers and Affiliated Subadvisers.

Sequentially Numbered Pages

The Applicants currently operate pursuant to an order from the Commission granting the relief requested herein solely with respect to Non-Affiliated Subadvisers (Heritage Capital Appreciation Trust, et al., Investment Company Act Release Nos. 25252 (November 2, 2001) (notice) and 25301 (November 28, 2001) (order)) (the “Prior Order”).  The Applicants previously filed with the Commission an application for an order (“Requested Order”) to: (1) permit the Adviser to select certain wholly-owned and Non-Affiliated Subadvisers to manage all or a portion of the assets of one or more of the Funds and make material amendments to the related Subadvisory Agreements without shareholder approval; and (2) exempt the Funds from the disclosure obligations discussed above.4  Any order granted by the Commission with respect to this Application will supersede the Prior Order or amend the Requested Order.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.
II.	BACKGROUND
A.           The Trusts
Each Trust is registered under the 1940 Act as an open-end management investment company organized as a Massachusetts business trust.  The Adviser serves as “investment

4 Application for exemption and other relief filed under the Investment Company Act of 1940, accession number 0000898432-13-000970 (July 1, 2013).

Sequentially Numbered Pages

adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund. The Board of each Trust consists of six (6) trustees, five (5) of whom serve as Independent Trustees.
The Trusts offer shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions.  The Adviser has retained Subadvisers to provide investment advisory services to certain Funds.5  Each Fund offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.
B.           The Adviser
Eagle Asset Management, Inc., a Florida corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to the Funds.  The Adviser is a wholly-owned subsidiary of Raymond James Financial, Inc. (“Raymond James”) which, together with its subsidiaries, provides a wide range of financial services to retail and institutional clients.  The Adviser serves as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (each an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”).  The Adviser’s business address is 880 Carillon Parkway, St. Petersburg, Florida 33716.  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

5 Each Fund discloses in its registration statement that it operates pursuant to the Prior Order.  The prospectus for each Subadvised Fund will continue to include the disclosure required by Condition 1 below at all times subsequent to the approval required by Condition 1 below.

Sequentially Numbered Pages

Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed to (i) provide a continuous investment program for each Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Fund and the portion of such assets to be invested or held uninvested as cash; (iii) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to purchases, sales, or other transactions; and (iv) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is responsible for effecting transactions for each Fund and selecting brokers or dealers to execute such transactions for each Fund.
Consistent with the terms of each Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Fund to a Subadviser. The Adviser retains overall responsibility for the management and investment of the assets of each Subadvised Fund.  With respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Subadvisers to manage the assets (or portion thereof) of Subadvised Funds, and monitors and reviews each Subadviser and its performance and its compliance with the applicable Subadvised Fund’s investment policies and restrictions.

Sequentially Numbered Pages

For its services to each Fund, the Adviser receives an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average of the net asset value of the particular Fund as of the close of business on each business day during the month.  Subadvisers receive investment advisory fees from the Adviser calculated on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees for such Subadvised Fund.  The fee paid to a Subadviser results from the negotiations between the Adviser and the particular Subadviser and is approved by the Board, including a majority of the Independent Trustees.
 The terms of the Investment Advisory Agreements comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement has been approved by the Board, including a majority of the Independent Trustees, and, if not subject to the Prior Order, by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.
C.           The Subadvisers
Pursuant to the authority under the Investment Advisory Agreement, the Adviser has entered into Subadvisory Agreements with the following Subadvisers on behalf of the Subadvised Funds:
●
ClariVest Asset Management LLC (“ClariVest”) serves as the Subadviser for the Eagle Capital Appreciation Fund and the Eagle International Stock Fund, a series of Eagle Series Trust (“EST-International Stock Fund”).  The Adviser owns a 45% interest in ClariVest and, under certain circumstances, may increase its ownership interest in future years.

Sequentially Numbered Pages

●
Eagle Boston Investment Management, Inc. (“EBIM”) serves as the Subadviser for the Eagle Smaller Company Fund, a series of Eagle Series Trust (“EST-Smaller Company Fund”).  EBIM is a wholly-owned subsidiary of the Adviser.

The Adviser also may, in the future, enter into Subadvisory Agreements with other Subadvisers on behalf of these and other Funds.
With respect to EBIM, ClariVest, and any future Affiliated Subadviser, the Adviser has overall responsibility for the affairs of such Subadviser, and generally must approve certain actions by that Affiliated Subadviser that could materially affect the operations of Raymond James and its subsidiaries as a group.  EBIM and ClariVest have, and any future Affiliated Subadviser will have, its own employees who would provide investment services to a Subadvised Fund.
The Subadvisers are, and any future Subadvisers will be, “investment advisers” to the Subadvised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Subadvisers are, and any future Subadvisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration.  The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple Subadvisers for one or more of the Subadvised Funds.  In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the Subadvisers and the Subadvisers would have management oversight of that portion of the Subadvised Funds allocated to each of them.

Sequentially Numbered Pages

The Adviser engages in an ongoing analysis of the continued advisability of retaining a Subadviser and makes recommendations to the Board as needed.  The Adviser also negotiates and renegotiates the terms of the Subadvisory Agreements with the Subadvisers, including the fees paid to the Subadvisers, and makes recommendations to the Board as needed.
The Subadvisers, subject to the supervision of the Adviser and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.  The Subadvisers keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and assist the Adviser to maintain the Subadvised Funds’ compliance with the relevant requirements of the 1940 Act.  The Subadvisers monitor the respective Subadvised Funds’ investments and provide periodic reports to the Board and the Adviser.  The Subadvisers also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Funds.
The Subadvisory Agreements were approved by the Board, including a majority of the Independent Trustees, and, to the extent that the Prior Order did not apply, the shareholders of the Subadvised Funds in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.6
The terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Subadvisory Agreement precisely describes the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provides

6 Shareholders have approved the Subadvisory Agreements between the Adviser and: (1) EBIM, with respect to EST-Smaller Company Fund; (2) ClariVest, with respect to the Eagle Capital Appreciation Fund and the EST-International Stock Fund.

Sequentially Numbered Pages

that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the Subadvised Fund on sixty days’ written notice to the Subadviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Subadvisory Agreements with Affiliated Subadvisers until such time as the Commission grants exemptive relief to the Applicants. The Subadvisory Agreements set forth the duties of the Subadvisers and precisely describe the compensation paid by the Adviser to the Subadvisers.
After an initial two-year period, the terms of the Subadvisory Agreements are reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act.  The Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Subadvisory Agreements.  Each year, the Board reviews comprehensive materials received from the Adviser, the Subadvisers, independent third parties and independent counsel.  The Board is, and will continue to be, comprised of a majority of Independent Trustees.  The Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
The Board reviews information provided by the Adviser and Subadvisers when it is asked to approve or renew Subadvisory Agreements.  A Subadvised Fund discloses in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreement and any applicable Subadvisory Agreements is available in the

Sequentially Numbered Pages

Subadvised Funds’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board is maintained as part of the records of the respective Subadvised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.
Pursuant to the Subadvisory Agreements, the Adviser has agreed to pay the Subadvisers a fee, based on the percentage of the assets of the Subadvised Funds, from the fee received by the Adviser from the Subadvised Funds under the Investment Advisory Agreement (the “Subadvisory fees”).  Each Subadviser bears its own expenses of providing investment management services to the relevant Subadvised Fund.  The Funds are not responsible for paying Subadvisory fees to any Subadviser.
III.	REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.
IV.	APPLICABLE LAW AND DISCUSSION
A.           Shareholder Vote
1.           Regulatory Background
Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such

Sequentially Numbered Pages

registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Subadvisers are deemed to be within the definition of an “investment adviser” and, therefore, the Subadvisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements.
Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Fund to approve Subadvisory Agreements whenever the Adviser proposes to the Board to hire new Subadvisers to manage the assets of a Subadvised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Subadvisory Agreements.

Sequentially Numbered Pages

The Subadvisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.7 In addition, the Subadvisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Subadvisers.8
Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Affiliated Subadvisers. Each Affiliated Subadviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Affiliated Subadvisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.
2.           Requested Relief
Applicants seek relief to (i) select Affiliated and Non-Affiliated Subadvisers to manage all or a portion of the assets of a Subadvised Fund and enter into Subadvisory Agreements and (ii) materially amend Subadvisory Agreements with such Subadvisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2

7 See Section 15(a)(3) of the 1940 Act.

8 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

Sequentially Numbered Pages

thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Subadvised Fund, or may operate the Subadvised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
(a)           Operations of the Trusts
Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.9  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.10  The relief sought in this Application is consistent with this public policy.
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for subadvised funds, the investment adviser is not normally responsible

9 See Section 1(b)(6) of the 1940 Act.

10 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Sequentially Numbered Pages

for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates subadvisers who ultimately are responsible for the day-to-day investment decisions.
 Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Funds, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Subadvisers. The Adviser has the requisite expertise to evaluate, select and supervise the Subadvisers. The Adviser will not normally make day-to-day investment decisions for a Subadvised Fund.11
From the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a Subadviser who is in the best position to achieve the Subadvised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Fund and the Subadvised Fund’s total investment performance.

11 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.

Sequentially Numbered Pages

In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:
(1)           the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;
(2)           a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;
(3)           reports setting forth the financial condition and stability of the Subadviser; and
(4)           reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.
In obtaining this information, the Adviser typically: (i) reviews the Subadviser’s current Form ADV, if applicable; (ii) conducts a due diligence review of the Subadviser; and (iii) together with the Board, conducts an interview with representatives of the Subadviser.
In addition, the Adviser and the Board consider the reasonableness of the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Fund, and the Subadviser’s fee is payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board analyze the fees paid to Subadvisers in evaluating

Sequentially Numbered Pages

the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:
(1)           a description of the proposed method of computing the fees and possible alternative fee arrangements;
(2)           comparisons of the proposed fees to be paid by the Adviser with respect to each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Fund with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and
(3)           data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.
(b)           Lack of Economic Incentives
With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Adviser to select an Affiliated Subadviser to manage all or a portion of the assets of a Subadvised Fund.12 As noted above, no Subadvised Fund will be responsible for compensating an Affiliated Subadviser. The Adviser will receive a management fee pursuant to the Investment Advisory Agreement, which has been approved by the Board, including a majority of the Independent Trustees, and the shareholders of the relevant Subadvised Fund. The Adviser is responsible,

12 Specifically, the Adviser would not have any economic incentive to replace one Affiliated Subadviser with another Affiliated Subadviser because Raymond James will have a direct or indirect ownership interest in each Affiliated Subadviser (or its parent company) and any recommendation by the Adviser of a new Affiliated Subadviser for a Fund would be based on the need to access expertise that the Adviser (or an existing Affiliated Subadviser) did not have.

Sequentially Numbered Pages

pursuant to the Investment Advisory Agreement, for paying the Affiliated Subadviser from the management fee it is paid by the Subadvised Fund.
Even if the Adviser had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Funds because of the conditions set forth in this Application. Applicants assert that conditions 5, 6, 7 and 10 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees, and Independent Trustees will have independent counsel. For any Subadvised Fund that uses an Affiliated Subadviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Subadvisers to manage all or a portion of the assets of that Subadvised Fund is in the best interests of the Subadvised Fund and its shareholders. A new Subadviser would also need to be approved by a majority of the Trustees who are subject to limits on their ability to have a financial interest in that Subadviser. If the Adviser proposes to terminate a Non-Affiliated Subadviser and hire an Affiliated Subadviser for a Subadvised Fund, the fees and other terms of the Subadvisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Fund would remain subject to the annual review by the Board. Each Subadvisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.
(c)           Benefits to Shareholders
When a new Affiliated Subadviser is retained by the Adviser on behalf of a Subadvised Fund today, the shareholders of the Subadvised Fund are required to approve the Subadvisory Agreement.  Similarly, if an existing Subadvisory Agreement with an Affiliated Subadviser is

Sequentially Numbered Pages

amended in any material respect, approval by the shareholders of the affected Subadvised Fund is required.  Moreover, if a Subadvisory Agreement with an Affiliated Subadviser was “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser.  In all these instances the need for shareholder approval requires the Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to the Subadvised Fund and its shareholders.
As noted above, shareholders investing in a Fund that has a Subadviser are effectively hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, monitoring and evaluating the Subadviser rather than by the Adviser hiring its own employees to oversee the Subadvised Fund.  Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser – the selection, supervision and evaluation of the Subadviser – without incurring unnecessary delays or expenses is appropriate  and in the interest of the Subadvised Fund’s shareholders and will allow such Subadvised Fund to operate more efficiently.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Funds will be able to replace Subadvisers more quickly and at less cost, when the applicable Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders.  Without

Sequentially Numbered Pages

the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser that may be unable to manage a Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadviser.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the Trusts and a Fund – a Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.  Moreover, if a Subadvisory Agreement were “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser.13
The use of multi-manager arrangements involving unaffiliated subadvisers, for which the Commission has granted numerous exemptive orders, including the Prior Order, is premised on the control an investment adviser retains over the process of providing investment advisory services to a fund, and through the establishment of conditions, the removal of any real incentive for the adviser to favor particular subadvisers or to act in a manner that would be detrimental to shareholders.  Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present when the Adviser makes Subadviser changes according to the terms described in this Application.  In fact, Applicants believe that the Adviser

13 The relief requested in this Application would extend to any Subadvisory Agreement that was entered into for a Subadvised Fund in accordance with the terms of this Application, upon any change in control of an Affiliated Subadviser.  For example, the relief would extend to any Subadvisory Agreement when the Affiliated Subadviser no longer is directly or indirectly wholly-owned or majority owned by Raymond James, or if Raymond James no longer directly or indirectly owns 5% or more of the outstanding voting securities of the Subadviser.  As another example, the relief would extend to any Subadvisory Agreement when an Affiliated Subadviser experiences a change in control because Raymond James has increased its ownership interest in the Affiliated Subadviser.  In those circumstances, the Adviser would re-evaluate the Subadviser and make a recommendation to the applicable Board concerning whether to retain the Subadviser’s services for a Subadvised Fund.

Sequentially Numbered Pages

would retain more control over a Subadviser than is the case in the typical multi-manager order because of the fact that the Subadviser would be an affiliate of the Adviser.  In addition, Applicants contend that there would be more of an identification in the minds of investors between the Adviser and its Subadvisers than is the case between an adviser and its subadvisers in the circumstances of the typical multi-manager order because of the affiliation between the Adviser and the Subadviser.
If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the relevant Board will consider the Investment Advisory Agreements and Subadvisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Subadviser.
3.            Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Subadvised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.
If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager

Sequentially Numbered Pages

Notice and Multi-manager Information Statement;14 and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.
Prior to any Subadvised Fund relying on the requested relief in this Application, the applicable Board, including its Independent Trustees, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Subadvised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.  Over the years, the existing Subadvised Funds have sought and obtained shareholder approval of a subadviser approval policy or have obtained the approval of a subadviser approval policy by the sole shareholder prior to the Subadvised Fund offering its shares.15  These Subadvised Funds have included

14 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund.

15  If a Subadvised Fund has obtained shareholder approval to operate pursuant to the Prior Order and has met all other terms and conditions of the requested order, the Subadvised Fund may rely on the applicable part of the order

Sequentially Numbered Pages

disclosure in the applicable prospectus that the Prior Order permits the Adviser, subject to the approval of the applicable Board, including a majority of the Independent Trustees, to terminate existing Subadvisers and hire Subadvisers and materially amend existing Subadvisory Agreements without obtaining shareholder approval.  Any Fund that has not included the relevant disclosure in its prospectus at all times since obtaining shareholder approval of the multi-manager structure described in this Application will deliver to its shareholders, at least 30 days prior to relying on the relief requested in this Application, written notice of (a) the substance and effect of the relief sought in this Application and (b) the fact that the Fund intends to employ the multi-manager structure described in this Application.  Such written notice may take the form of a supplement to the Fund’s prospectus, so long as that supplement is delivered as required in the preceding sentence.  In the case of any new Fund that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.
A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

 requested in this Application (i.e., hiring Non-Affiliated Subadvisers and amending Subadvisory Agreements with Non-Affiliated Subadvisers).

Sequentially Numbered Pages

B.           Fee Disclosure
1.           Regulatory Background
Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the

Sequentially Numbered Pages

adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of the Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.
2.           Requested Relief
Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any wholly-owned Subadvisers; (b) the aggregate fees paid to Non-Affiliated Subadvisers; and (c) the fee paid to each Affiliated Subadviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Fund’s net assets. Applicants believe that the

Sequentially Numbered Pages

relief sought in this Application should be granted because the Adviser intends to operate Subadvised Funds using the management structure described in this Application and no Subadvised Funds would be responsible for the payment of advisory fees to the Subadvisers. As a result, disclosure of the individual fees that the Adviser pays to the Subadvisers would not serve any meaningful purpose.
As noted above, the Adviser may operate Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, evaluating, monitoring and recommending Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to each Investment Advisory Agreement, the Adviser compensates the Subadvisers directly. Disclosure of the individual fees that the Adviser would pay to the Subadvisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Subadvisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Subadvised Fund’s fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies.

Sequentially Numbered Pages

Indeed, in a more conventional arrangement, requiring the Subadvised Funds to disclose the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be informed of the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.16
The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a

16 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser.

Sequentially Numbered Pages

Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.
C.           Precedent
1.           Shareholder Voting – Non-Affiliated Subadvisers and Affiliated Subadvisers
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Subadvisers and Affiliated Subadvisers have been granted previously by the Commission with respect to subadvisers that are either wholly owned by the investment adviser or wholly owned by the company that wholly owned the investment adviser.  See, e.g., Munder Series Trust, et al., Investment Company Act Release Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order) (“Cash Account Trust”).
2.           Shareholder Voting – Non-Affiliated Subadvisers
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Subadvisers have been granted previously by the Commission. See, e.g., Embarcadero Funds, Inc., et al., Investment Company Act Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC,

Sequentially Numbered Pages

Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (September 1, 2005) (notice) and 27106 (September 28, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (November 9, 2004) (notice) and 26689 (December 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (February 27, 2004) (notice) and 26396 (March 24, 2004)

Sequentially Numbered Pages

(order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (March 21, 2003) (notice) and 26007 (April 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (January 24, 2003) (notice) and 25936 (February 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (November 19, 2002) (notice) and 25848 (December 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (November 6, 2002) (notice) and 25841 (December 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (October 24, 2002) (notice) and 25806 (November 19, 2002) (order).
The relief sought herein with respect to the inclusion of disclosure regarding the management structure in a Subadvised Fund’s prospectus, in circumstances where the shareholders of the Subadvised Fund previously approved the management structure, is similar to relief previously granted by the Commission. See, e.g., Fidelity Concord Street Trust, et al., Investment Company Act Release Nos. 25740 (September 23, 2002) (notice) and 25770 (October 16, 2002) (order). For the reasons set forth above, the Applicants believe that the relief sought with respect to the inclusion of disclosure regarding the management structure in a

Sequentially Numbered Pages

Subadvised Fund’s prospectus would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.
3.           Shareholder Voting – Affiliated Subadvisers
The relief sought herein with respect to subadvisers that are affiliated with the investment adviser is similar to relief that was previously granted by the Commission with respect to subadvisers that are wholly owned by the investment adviser.  See, e.g., PIMCO Funds: Multi Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (August 14, 2000) (order) (“PIMCO Funds”). In addition, no-action relief granted by the staff of the Commission expanded the relief granted in PIMCO Funds to include subadvisers that were wholly-owned subsidiaries of the company that wholly owned the investment adviser. See PIMCO Funds: Multi-Manager Series (Ref. No. 02-3-ICR) (avail. August 6, 2002). The Commission subsequently granted similar relief with respect to subadvisers that were wholly-owned subsidiaries of the parent company of the investment adviser. See Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (August 20, 2012) (order) (“Capital Research”). For the reasons set forth above, the Applicants believe that the relief sought with respect to Affiliated Subadvisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder. Further, Applicants believe that the Adviser would not be able to act to the detriment of the shareholders of the Subadvised Funds because of the conditions set forth in this Application.

Sequentially Numbered Pages

4.           Disclosure of Fees Paid to Non-Affiliated Subadvisers and Affiliated Subadvisers
Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Cash Account Trust, Capital Research, Embarcadero, Trust for Professional Managers II, Aberdeen, Unified, Northern Lights, Trust for Professional Managers I, Forum, Atlas, JNL Series, Oppenheimer, AB Funds Trust and PIMCO Funds.
V.           CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
(1)           Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application, including the hiring of Affiliated Subadvisers, will be, or has been, approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.   Before relying on the requested relief, each Subadvised Fund that sought and obtained shareholder approval to operate in the manner described in this Application prior to the date of the requested order and subsequently sold shares based on a prospectus that did not comply with condition 2 below will provide its shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief sought in this Application and (b) the fact that the Subadvised Fund intends to employ the management structure described in this Application.

Sequentially Numbered Pages

(2)           The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the management structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.
(3)           Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.
(4)           At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
(5)           Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
(6)           Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.
(7)           Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

Sequentially Numbered Pages

(8)            The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.
(9)           No Trustee or officer of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity, other than an Affiliated Subadviser, that controls, is controlled by or is under common control with a Subadviser.
(10)           Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.
(11)           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
(12)           The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will

Sequentially Numbered Pages

reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.
VI.	PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trusts are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 880 Carillon Parkway, St. Petersburg, Florida 33716, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII.	CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.
[Signature Page Follows]

Sequentially Numbered Pages

EAGLE CAPITAL APPRECIATION FUND

By: /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President

EAGLE GROWTH & INCOME FUND

By: /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President

EAGLE SERIES TRUST

By: /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President

EAGLE ASSET MANAGEMENT, INC.

By: /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President and Co-Chief Operating Officer

Sequentially Numbered Pages

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A    Resolutions

Exhibit B    Verifications

Sequentially Numbered Pages

EXHIBIT A

Resolutions of the Boards of Trustees of Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust

At a meeting held on May 15, 2013, the Board of the Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust (each, a “Trust”) unanimously adopted the following resolutions affirming the filing of this Application on behalf of each Trust, which resolutions remain in full force and effect:

RESOLVED, that the appropriate officers of the Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust (each, a “Trust” and collectively, the “Trusts”) be, and hereby are, authorized to file on behalf of each Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Eagle Asset Management, Inc. (“Adviser”) from:

(i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new subadvisers to a Trust series for which the Adviser serves as investment adviser (each a “Fund”) and to make material changes to the subadvisory agreements with subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to subadviser compensation; and be it further

RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Sequentially Numbered Pages

EXHIBIT B

Verification of Eagle Asset Management, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 5, 2013 for and on behalf of Eagle Asset Management, Inc.; that he is President and Co-Chief Operating Officer of such corporation; and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of his/her knowledge, information and belief.

Eagle Asset Management, Inc.

By:  /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President and Co-Chief Operating Officer

Sequentially Numbered Pages

Verification of Eagle Capital Appreciation Fund, Eagle Growth & Income Fund

and Eagle Series Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 5, 2013 for and on behalf of Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust; that he is President of such trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of his/her knowledge, information and belief.

Eagle Capital Appreciation Fund

By:  /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President

Eagle Growth & Income Fund

By:  /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President

Eagle Series Trust

By:  /s/ Richard J. Rossi
Name: Richard J. Rossi
Title:  President

Sequentially Numbered Pages